UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2020

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL

(Exact name of registrant as specified in its charter)

National Steel Company

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima 3400, 20th Floor
São Paulo, SP, Brazil
04538-132

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Announcement of Expiration of Tender Offer for Any and All 2020 Notes by CSN Resources S.A.

São Paulo, January 27, 2020 – Companhia Siderúrgica Nacional (“CSN”) (NYSE: SID) announced that the cash tender offer (the “Tender Offer”) by its subsidiary, CSN Resources S.A. (“CSN Resources”), for any and all of its outstanding US$433,603,000 in aggregate principal amount of 6.50% Senior Unsecured Guaranteed Notes due 2020 (the “Notes”) (144A CUSIP / ISIN Nos. 12644VAA6 / US12644VAA61 and Reg S CUSIP / ISIN Nos. L21779AA8/USL21779AA88), fully, unconditionally and irrevocably guaranteed by CSN, expired on January 24 at 5:00 p.m., New York City time (the “Expiration Time”). At the Expiration Time, valid tenders had been received with respect to US$263,046,000 in aggregate principal amount of Notes.

CSN Resources expects to accept and make payment for all Notes that at or prior to the Expiration Time were validly tendered on January 31, 2020.

Holders of Notes who validly tendered their Notes at or prior to the Expiration Time are eligible to receive US$1,020 per US$1,000 principal amount of Notes. In addition, accrued and unpaid interest from the last interest payment date to, but not including, the settlement date for the Notes will be paid in cash on all validly tendered and accepted Notes.

Disclaimer

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including those related to the Tender Offer. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in these assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 27, 2020	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Marcelo Cunha Ribeiro Marcelo Cunha Ribeiro
	Title:	Chief Financial and Investor Relations Officer